

October 1, 2018

Stephen Snyder
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, NJ 08873

      Re: Medical Transcription Billing, Corp.
           Registration Statement on Form S-1
           Filed September 25, 2018
           File No. 333-227524

Dear Mr. Snyder:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Information Technologies
                         and Services

cc: Peter B. Katzman